Trilliant Exploration Corp.
545 Eighth Avenue, Suite 401
New York, NY 10018

Securities Exchange Commission
Kevin Stertzel, Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4628

Re: December 31, 2008 10K and subsequent filings, file No. 333-138332

December 24, 2009

Mr. Stertzel,

We are in receipt of you letter dated December 7, 2009 regarding our financial statements.  We respond as follows:

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Note 2 – Summary of Significant Accounting Policies

1.	Exiting development and Pre-exploration Stage with no reserves disclosed.

Our firm examined the factors relating to operations and the financial presentation of the firm and reviewed several pieces of guidance literature including ASC 915, Industry Guide 7, ARB No 43, and SFAS 2(as amended).  We found that the firm via acquisition of Muluncay Gold Corp had achieved principal operations in precious metal mining and is thus regarded as being in the Production Stage.  The mines owned are producing mining aggregate for smelting, and our firm makes routine regular sales of gold and silver.  We further considered the specific term, its placement and written position “(reserve)” in Industry Guide 7.  Our firm has significant studies to indicate the mines have precious metal reserves, though we cannot use the term “proven reserves” per guidance of ASC 930 and Industry guide 7, as we have not completed a comprehensive feasibility study.  Management believes these reserves are reasonably exploitable and will provide long-term continued source of gold for sale.

Based on this information, we believe the firm is no longer in the Exploration or Development stage.  We also address that while the acquisition of Muluncay Gold Corp in March 2009 was the defining event, management considered the “conservative” nature of accounting and withheld an earlier change until September 2009 to ensure that the acquisition and synergies of the same were accurate and truthful.

Note 10 – Business Combinations

2.	Regarding your comments to Note 10.A ¶ 4, “Management is unable to determine mineral rights….”

We believe a correction may be necessary and thank the SEC for their diligence.  Proper wording may need to be shown as, “Management is unable to determine proven reserves for lack of a comprehensive feasibility study.” Provided this change in wording, we believe the topic, issue, and disclosure is appropriate under ASC 805 and ASC 930.

3.	Expensing of “mineral property acquisition costs as incurred.”

We are uncertain as to your ASC 805-20-55-37 reference regarding this matter as ASC 805 addresses primarily business combinations - and your reference is to significant accounting policies.  For discussion purposes we restate here, the item that appears in question;

Mineral Acquisition and Exploration Costs

Mineral property acquisition and exploration costs are expensed as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven reserves, the costs incurred to develop such property are capitalized.  Such costs will be amortized using the units-of-production method.

Management believes this to be accurate and proper with one possible consideration that acquisition and exploration costs may deserve separate sentences.  However, the sentence is grouped in paragraph form with the sentence, “When it has been determined that a mineral property can be economically developed as a result of establishing proven reserves, the costs incurred to develop such property are capitalized.  Such costs will be amortized using the units-of-production method.”

Without regard to separate sentences for acquisition and exploration costs, only proven reserves may be capitalized, for which the firm lacks the proper comprehensive feasibility study to present such information.  Further, the nature of the contract to acquire properties that have unproven mineral rights involves a third party which is the previous owner of Muluncay Gold Corp.  Under terms of the purchase, the former business owner MDP (Minera Del Pacifico) is the mortgagor to the mining properties.  Under the purchase, when the mortgage lien is paid in full, MDP will then transfer the properties to Muluncay Gold Corp.

Given the three-party nature, no assignment of the mortgagor, the lack of proven reserves, and the completeness of the paragraph, the firm finds that listing properties acquired as assets would be false and misleading.  Management believes it made full and proper disclosure regarding this matter.  However, management will pursue a change in sentence structure of the disclosure to more clearly separate our accounting treatment of exploration and acquisition costs in future filings.

4.	Request for required disclosures related to acquisition of Muluncay Gold Corp, reference to ASC 805-10-50-1, and contingent consideration reference ASC 805-30-35-1.

You have requested the required disclosures related to the acquisition of Muluncay Gold Corp, which are furnished in the Form 10-Q for the Fiscal Quarter Ended September 30, 2009.  We have attached the section from the 10-Q which provides those disclosures as per ASC 805-10-50-2 which we perceive to be minimum requirements.  Management believes that full disclosure was made under guidance of then FASB 141(R) (now ASC 805).  We are uncertain of what additional information you are requesting.

Regarding the contingent consideration, management felt that disclosure of the contingency was the proper presentation.  Management was guided by the uncertainty in timing of when the contingent expense would be incurred.  The fee is based upon the firm mining an average 400 tons of aggregate per day.  This is an event that management cannot at this time adequately project.

5.	Request of information regarding payment of 1.8 million of initial consideration and how characterized in Statement of Cash Flows.

Management would like to address this issue by first clarifying and reprinting from the 10-Q the item in question; “The Company is also required to make an additional investment of $1,800,000 to further the development of its existing and acquired properties.”  The Commissions wording that such funds are consideration are inaccurate.  The $1.8 million was a contract provision by the contra-party to ensure that our firm would invest sufficient funding in the goal to achieve 400 tons of aggregate as referred to above in item four.  The $1.8 million is not additional consideration, rather a commitment to invest that amount into the Company’s own development.

As of November 30, 2009, the firm has transferred $732,335 of funds to Ecuador/Muluncay operations as part of this $1.8 million requirement.  The firm encountered setbacks in obtaining funds as disclosed in the 8-K filed on September 28, 2009.

Regarding the characterization of the funds, primarily notes attained which provide funding for operations are recorded as Proceeds from notes payable (Financing activities), and as such funds are used in the Muluncay Gold Corp operations they are being expensed.

The Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings,

(2) SEC Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

We thank you for your comments, questions, and your assistance with ensuring compliance with the applicable disclosure requirements.  We look forward to working with you.  If you have any questions please contact us at 917-513-6226.

In closing, management believes it has made accurate and adequate disclosures in the filings required under the Securities Exchange Act of 1934 to provide all information investors require for an informed investment decision.  As we are all aware there have been significant changes over the past several years regarding the authoritative literature for GAAP, any additional guidance is welcomed.

Sincerely,

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William Lieberman, President                                                                   Date